c/o Suite 218, 1811 - 4th Street SW
Calgary, Alberta T2S 1W2, Canada

September 27, 2016

Via E-mail

Karl Hiller
Branch Chief, Office of Natural Resources
United States Securities and Exchange Commission Washington, D. C. 20549
USA
Re: Genoil Inc.
Form 20-F for the Fiscal Year ended December 31, 2015 Filed May 10, 2016
Your File No. 0-50766

Dear Mr. Hiller:
I am writing to you further to your letter to the Corporation dated September 23, 2016 (the “SEC Letter”). Please find below the responses of the Corporation to the matters set forth in the SEC Letter. For ease of reference, the numbering of the items below corresponds to the numbering set forth in the SEC Letter.

Form 20-F for the Fiscal Year ended December 31, 2015

 1. Your letter states that our Form 20-F excludes audited financial statements and notes.

Item 20 (a) includes our financial statements by reference;

Item 20. Exhibits
(a) The Consolidated Financial Statements for the year ended December 31, 2015, together with accompanying Management’s Discussion and Analysis have been filed with the SEC on April 16, 2016, form 6-K, file number 0-50766 and can be found at www.sec.gov and are hereby incorporated by reference.
The Company had earlier received permission from the SEC (Elliot Staffin, International Corporate Finance) to include the Financial Statements and MD&A by reference. To the best of our knowledge this permission has not been revoked nor rescinded. A similar response was forwarded to Jill Davis of the SEC on September 6, 2007 querying this same practice, which has been historically acceptable.

Mr. Staffin reasoned that since the Corporation had already filed the Audited Financial Statements and MD&A six months earlier with the SEC, that including them again in totum, would only add to the already excessive burden placed on foreign reporters and add no value to investors.
I trust the historical position persists; however, if it does not and if it is acceptable to the SEC, Genoil undertakes to include the financial statements and MD&A in future 20-F filings as a resolution to this comment.
Since the Company adopted IFRS, financial statements now acceptable in that version by the SEC, only two fiscal years of data have been presented in the annual audited financial statements, although in certain areas of Form 20-F five fiscal years’ data is shown. Since the Company’s domicile changed subsequent to the completion of the 2013 audited financial statements and the contemporaneous change in the Company’s certifying accountants, the reissue of the 2013 audited financial statements would present the Company a prohibitive expense. Genoil undertakes to instruct its current certifying accountants to present three fiscal years’ data in future filings as a resolution to this comment, if this proposal is acceptable to the SEC.
The Company proposes to make this 16 (f) addition to an “Amended” 2015 Form 20-F if it is acceptable to the SEC. “On November 17, 2015, the CEO upon direction from the Board of Directors of Genoil, based on the recommendation of its Audit Committee, determined not to renew the engagement of its independent public accountants, Meyers Norris Penny LLP ("MNP"), and appointed Pinaki and Associates LLC ("Pinaki") as its new independent public accountants for the 2014 fiscal year.

At that time, during Genoil’s two most recent fiscal years ended December 31, 2013, and the subsequent period through November 17, 2015, there were no disagreements between Genoil and MNP on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure which, if not resolved to MNP’s satisfaction, would have caused MNP to make reference to the matter of the disagreement in connection with their reports. MNP’s reports on the Corporation's consolidated financial statements for each of the years ended 2012 and 2013, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.”

Audited Financial Statements

Auditors’ Report P 2, first and second bullets
Genoil is a Canadian company. The December 31, 2013 Consolidated Financial Statements were audited by MNP. Both 2014 and 2015 financial statements were audited by Pinaki. Their audit reports on those years’ statements can be found in the associated forms 6-K. Beneath is an excerpt as to both Management’s and the Auditors’ Responsibilities and the resulting Opinions.

Per MNP, Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Per Pinaki, Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS). This responsibility includes maintaining internal control relevant to the preparation of financial statements that are free of material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies that are consistent with IFRS; and making accounting estimates that are reasonable in the circumstances.

Auditors ’ Responsibility
Per MNP, Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States).
Per Pinaki, Our responsibility is to express opinion on these financial statements based on our audit. We conducted our audits in accordance with International Standards on Auditing.

Opinion

Per MNP, In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.”
Per Pinaki, In our opinion, the financial give a true and fair view of financial position of the company as of December 31, 2015, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.
I submit that the above audit reports implicitly “specify whether the financial statements comply with IFRS as issued by the IASB” and, in essence, implicitly “state whether the financial statements were audited in accordance with U.S. generally accepted auditing standards”.
If acceptable to SEC, the Company will direct Pinaki to adjust its future audit reports to reflect the SEC’s desired wording as a resolution to this comment.

In conjunction with the aforegoing responses, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

David K. Lifschultz
Chief Executive Officer

www.genoil.ca